UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
8 January 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hemispherx Biopharma, Inc.

File No. 0-27072 – CF# 32881

_____

Hemispherx Biopharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 12, 2015, with Exhibit 10.3 as modified by the same contract refiled in a corrected format as Exhibit 10.1 to a Form 10-Q filed on November 16, 2015.

Based on representations by Hemispherx Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3 to Form 10-Q filed August 12, 2015   through August 3, 2020
Exhibit 10.4 to Form 10-Q filed August 12, 2015   through August 6, 2020
Exhibit 10.1 to Form 10-Q filed November 16, 2015   through August 3, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary